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JUL 28 2023
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29831

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2022 (MM/DD/YY) AND ENDING 05/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Barrington Research Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

161 N. Clark St., Suite #2950
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander P. Paris, Jr.	312-634-6352	aparis@brai.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 W. Jackson Boulevard, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Alexander P. Paris, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barrington Research Associates, Inc., as of 5/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIETTA T. COLES
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 04, 2023

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Barrington Research Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barrington Research Associates, Inc. (the Company) as of May 31, 2023, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and supplementary schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barrington Research Associates, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barrington Research Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2009.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Barrington Research Associates, Inc.'s financial statements. The supplemental information is the responsibility of Barrington Research Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
July 26, 2023

Barrington Research Associates, Inc.

Statement of Financial Condition

May 31, 2023

Assets		
Cash	$	309,365
Receivable from clearing broker		174,774
Securities owned, at fair value		4,227
Commissions receivable		38,368
Underwriting receivable		243,876
Equity research receivable		56,478
Other receivables- employee retention credit (ERC)		119,000
Right of use asset		1,392,297
Deposits and other		59,400
	$	2,397,785
Liabilities and Shareholders' Equity		
Liabilities		
Commissions payable	$	10,738
Retirement plan payable		12,737
Accounts payable and accrued expenses		86,460
Lease liability		1,474,631
		1,584,566
Shareholders' Equity		
Common stock, $1 par value; 50,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid in Capital		469,970
Retained earnings		342,249
		813,219
	$	2,397,785

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Operations

Year Ended May 31, 2023

Revenues	
Commissions	$ 792,517
Financial advisory fees	1,190,000
Investment banking fees	175,000
Equity research services	918,291
Underwriting fees	240,774
Consulting fees	427,700
Interest and other	11,341
ERC Income	119,000
	3,874,623
Expenses	
Officer and employee compensation	2,725,283
Commissions	362,573
Consulting fees	50,208
Professional and regulatory	72,036
Office and communications	139,177
Clearing and execution	243,109
Conference expense	8,795
Research and data vendors	258,882
Payroll taxes	196,770
Travel and entertainment	136,696
Occupancy and equipment rental	404,526
Interest	1,069
Other	117,752
	4,716,876
Net loss	$ (842,253)

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Shareholders' Equity

Year Ended May 31, 2023

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at June 1, 2022	$ 1,000	$ 469,970	$ 1,184,502	$ 1,655,472
Net loss	-	-	(842,253)	(842,253)
Balance at May 31, 2023	$ 1,000	$ 469,970	$ 342,249	$ 813,219

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Cash Flows

Year Ended May 31, 2023

Cash flows from operating activities		
Net loss	$	(842,253)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing broker		301,120
Securities owned, at fair value		(4,227)
Underwriting receivable		(206,085)
Commissions receivable		27,920
Investment banking receivable		30,000
Equity research receivable		(6,658)
Other receivables- employee retention credit (ERC)		(119,000)
Due from officers		68,445
Right of use asset		137,320
Deposits and other		(23,760)
Increase (decrease) in operating liabilities:		
Commissions payable		(7,347)
Retirement plan payable		31
Accounts payable and accrued expenses		20,463
Lease liability		(118,624)
Net cash used in operating activities		(742,655)
Decrease in cash		(742,655)
Cash at beginning of the year		1,052,020
Cash at end of the year	$	309,365

Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	1,069

See accompanying notes.

1. Organization and Business

Barrington Research Associates, Inc. (the "Company"), was incorporated in the State of Illinois on June 1, 1983. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading securities on recognized United States security exchanges, investment banking, financial advising, and underwriting for private placements of securities, and provides research services.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from contracts with customers. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Securities transactions and related income and expenses are recorded on a trade date basis that does not differ materially from the settlement date basis. Securities owned are recorded in the statement of financial condition at market value.

Commission income. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment banking fees, underwriting and financial advisory services. The Company provides investment banking services to publicly traded companies as well as to privately held corporations which include capital raising, M&A advisory and valuation services. The Company acted as a co-managing underwriter and participating underwriter. At the direction of the managing underwriter, the Company is responsible for organizing the other participating underwriters and negotiates the transaction with the issuer of the security. A co-manager takes part in the negotiations but does not maintain the records of the group. Participating underwriters maintain records of each underwriting participation only to the extent they are involved. To spread the risk of an underwriting and facilitate its distribution, the underwriters may sell all or part of the securities directly to the public or a selling group that in turn sells the securities to the public. Selling groups are not underwriters and have no obligation to sell the securities allocated to them. Accordingly, they are entitled only to a selling concession. The difference between the price to the public and that to the issuer (the gross underwriting spread) represents the underwriters' and selling group's compensation for the risk and cost of selling the issue. The gross underwriting spread is generally apportioned between the underwriters and selling group and consists of a

2. Summary of Significant Accounting Policies, Continued

management fee, underwriting fee, and a selling concession. The underwriters may be entitled to a management fee and underwriting fee or both. The Company believes that the performance obligation is satisfied at the time all these conditions are met.

Equity research services. The Company offers fundamental equity research services to institutional investors. Integral to our capital markets efforts, we have equity sales and trading relationships with institutional investors that invest in our core sectors of coverage including Consumer & Business Services, Healthcare, Industrial and Media & Technology. We provide institutional clients a continual flow of equity research on more than 125 companies currently as well as management access opportunities through hundreds of corporate access events every year, including non-deal road shows, corporate field trips, proprietary management/industry conference calls and our own investment conferences.

Consulting fees are recorded on accrual basis when the services are completed, and the performance obligation is satisfied.

Leases

The Company recognizes leases in accordance with FASB ASC Topic 842, Leases. The guidance was amended to require public business entities to recognize a right of use asset and a lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal year beginning after December 15, 2018 with early adoption permitted. Management believes the impact of Topic 842 has no material impact on its operations. The Company recognized a right of use asset and lease liability of $1,392,297 and $1,474,631, respectively as reported on the statement of financial condition as of May 31, 2023.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments- Credit Losses (Topic 326) ("ASU 2016-13")*. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as change to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's financial statements.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards.

2. Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company adopted FASB ASC topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations has an immaterial effect on its financial statements. The Company is subject to examination by U.S. federal or state authorities for current and prior three tax years.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Valuation

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

3. Fair Value Measurement and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy

3. Fair Value Measurement and Disclosure, Continued

prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Securities sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference

3. Fair Value Measurement and Disclosure, Continued

between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

At May 31, 2023 the Company had securities owned, at fair vaule of $4,227, which were Level 1 investments, and did not have any level 2 or 3 investments.

4. Receivable from Clearing Broker

At May 31, 2023, the Company utilized clearing broker, Wedbush Securities Inc. The receivable includes $174,774 of cash in investment accounts held at the clearing broker.

5. Employee Benefit Plan

The Company has established a 401(K) retirement plan for qualified employees. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, at the discretion of the Board of Directors.

As of May 31, 2023, the Company has an outstanding retirement plan payable of approximately $12,000 included in the financial statements. During the year ending May 31, 2023, the Company's contributions approximated $81,000.

6. Related Party Transactions

During the year ended May 31, 2023, the Company had income of approximately $428,000 consisting of advisory management fees and consulting fees of $388,000 and $40,000, respectively from Barrington Asset Management, Inc. ("BAMI"), an affiliate through common ownership.

7. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) and related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

7. Guarantees, Continued

However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statement for these indemnifications.

8. Credit Risk and Concentration

Credit risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf.

The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. At May 31, 2023, credit concentration consisted of cash deposited in excess of federally insured limits by approximately $60,000. At May 31, 2023, a significant credit concentration consisted with one clearing broker of approximately $213,000. Management does not consider any credit risk associated with cash or receivable to be significant.

9. Commitments

The Company conducts its operations in a leased office facility and annual rentals are charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under a noncancelable lease that expires February 28, 2031.

As of May 31, 2023, the weighted discount rate for our operating leases was 6%. The Company recognized a right of use asset and lease liability of $1,392,297 and $1,474,631 respectively as reported on the statement of financial condition as of May 31, 2023.

For the year ended May 31, 2023 the rent expense was $248,925 and is included in occupancy and equipment rental on statement of operations.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of May 31, 2023:

May 31	Amount
2024	228,674
2025	228,674
2026	228,674
2027	228,674
After 2027	857,528
	1,772,224
Imputed Interest	(297,593)
Total	$ 1,474,631

9. Commitments, Continued

The Company had an outstanding irrevocable standby letter of credit for $120,000 at May 31, 2023. Management has determined the letter of credit does not create an additional risk for the Company.

10. Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, went into effect and reduced the corporate federal tax rate from 34% to 21%. Additionally, the Tax Cuts and Jobs Act amended IRC section 172, net operating loss deductions ("NOL"). Under the amendment, NOLs can be carried forward indefinitely for all losses incurred after tax years ending December 31, 2017.

At May 31, 2023, the Company had net operating loss carryforwards for federal and state available to offset future ordinary income of approximately $1,467,000 and $3,042,000, respectively. The deferred tax asset for federal and state are approximately $300,000 and $273,000, respectively arising from the net operating loss carryforwards, is fully reserved as realization is not assured.

11. Employee Retention Credit (ERC)

At May 31, 2023, as an eligible employer with qualified wages, the Company was entitled to a refundable tax credit of $119,000. The refundable tax credit was available pursuant to the Coronavirus Aid, Relief and Economic Security Act's (CARES Act) and subsequently extended and expanded as part of the American Rescue Plan Act of 2021 (ARPA) to wages paid through December 31, 2021, for certain employers with a 20% decrease in gross receipts as compared to 2020. The ARPA allows employers to retain a 70% credit for quailified wages up to a maximum of $10,000 per employee, per quarter. During the year ended May 31, 2023 the Company recognized $119,000 in ERC income.

12. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ percent of "aggregate indebtedness", as defined.

At May 31, 2023, the Company had net capital and net capital requirements of $352,322 and $100,000, respectively.

13. Contingencies

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims from potential violations which may involve sanctions and or fines. These matters are rigorously defended as they arise.

14. Subsequent Events

Management has evaluated events and transactions through July 26, 2023, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

Barrington Research Associates, Inc. **Schedule 1**

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

May 31, 2023

Computation of net capital			
Total shareholders' equity		$	813,219
Total shareholders' equity qualified for net capital			813,219
Deductions and /or charges:			
Nonallowable assets:			
Underwriting fees receivable	243,876		
Equity research services receivable	38,500		
Other receivable- employee retention credit (ERC)	119,000		
Deposits and other	59,400		(460,776)
Net capital before haircuts on securities positions			352,443
Haircuts on securities:			
Other	$ 121		(121)
Net capital		$	352,322
Computation of basic capital requirement			
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)			100,000
Excess net capital		$	252,322
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar capital required		$	232,322
Computation of aggregate indebtedness			
Aggregate indebtedness		$	192,269
Ratio of aggregate indebtedness to net capital		%	54.57

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of May 31, 2023.

See accompanying notes.

Barrington Research Associates, Inc. **Schedule 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

May 31, 2023

The Company did not handle any customer cash or securities during the year ended May 31, 2023 and does not have any customer accounts.

Barrington Research Associates, Inc.

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

May 31, 2023

The Company did not handle any customer cash or securities during the year ended May 31, 2023 and does not have any customer accounts.

Barrington Research Associates, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

May 31, 2023

The Company did not handle any customer cash or securities during the year ended May 31, 2023 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Barrington Research Associates, Inc.

We have reviewed management's statements, included in the accompanying Barrington Research Associate Inc.'s Exemption Report, in which (1) Barrington Research Associates Inc. (the "Company") claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii) and (2) the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment banking, underwriting and financial services, 2) equity research services, 3) consulting and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
July 26, 2023

Barrington™
RESEARCH ASSOCIATES

Barrington Research Associates Inc.'s Exemption Report

Barrington Research Associates Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filling this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment banking, underwriting and financial services, 2) equity research services, 3) consulting and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Alexander P. Paris, Jr. swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

Alexander P. Paris, Jr.
President
Barrington Research Associates, Inc.

July 26, 2023
Date

Member FINRA & SIPC
161 North Clark St., Suite 2950, Chicago, Illinois 60601-3221
Main: (312) 634-6000 | Trading: (800) 233-6205 | Fax: (312) 634-6350
www.barringtonresearch.com